DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Certificate of Amendment
(PURSUANT TO NRS 78.385 and 78.390)

Important: Read attached instructions before completing form.

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

NAT-UR, INC.

2. The articles have been amended as follows (provide article numbers, if available):

Article First: The name of the corporation is CEREPLAST, INC.
Article Fourth: The corporation is authorized to issue two classes of shares. One class of shares shall be designated as common stock, par value $0.001, and the total number of common shares which this corporation is authorized to issue is 475,000,000. The other class of shares shall be designated as preferred stock, par value $0.001, and the total number of preferred shares which this corporation is authorized to issue is 5,000,000. The holders of the preferred stock shall have such rights, preferences and privileges as may be determined by the corporation's Board of Directors prior to the issuance of such shares. The preferred stock may be issued in such series as are designated by this corporation's Board of Directors, and the Board of Directors may fix the number of authorized shares of preferred stock for each series, and the rights, preferences and privileges of each series of preferred stock.
Articles Twelfth: Effective on the date of the recording of this Amendment to Articles of Incorporation with the Nevada Secretary of State, there shall be a thirty-three for one forward split of all issued and outstanding common stock of the corporation such that for every share of common stock outstanding on March 15, 2005, the shareholder of that common stock of record on March 15, 2005 shall thereafter own thirty-three shares of common stock.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the * articles of incorporation have voted in favor of the amendment is: majority

4. Effective date of filing (optional): ____________

(must not be later than 90 days after the certificate is filed)

5. Officer Signature (required): ____________________

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees. See attached fee schedule.

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